January 23, 2008	TSX: QC AMEX/AIM: QCC

Grant of options to Director

Vancouver, British Columbia – Quest Capital Corp. (‘Quest’ or the ‘Company’) announces that as part of the appointment of Stephen C. Coffey as the Company’s President and Director effective January 1, 2008, announced on December 13, 2007, he was granted 1,200,000 options exercisable at $2.70 each.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of  (i) equity, (ii) loans generated and (iii) profitability.

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com
Stephen Coffey, President (P): (416) 367-8383 (F): (416) 367-4624

QUEST CAPITAL CORP.
Vancouver:  Suite 1028 - 550 Burrard Street,  Vancouver, BC, Canada V6C 2B5 • Tel:  604-687.8378 • Toll Free:  800-318-3094 • Fax: 604-682.3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624